Exhibit 99.2

PainReform Ltd.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 13, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Ehud Geller, the Interim Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PainReform Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on August 13, 2024 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Extraordinary l General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
PAINREFORM LTD.

August 13, 2024 at 3:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors of the Company (the “Board of Directors”) (other than the external directors) into three classes with staggered three-year terms.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
To approve the re-election of Dr. Ehud Geller, to the Board of Directors for a term expiring at the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.
To approve the re-election of Prof. Eli Hazum to the Board of Directors, for a term expiring at our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4
To approve the re-election of Efi Cohen-Arazi to the Board of Directors of the Company, for a term expiring at our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.
To increase the Company’s authorized share capital by 40,000,000 shares, such that following the increase, the authorized share capital shall be divided into 60,000,000 ordinary shares, nominal value NIS 0.3 each, and to amend the Company’s articles of association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.
To cancel the nominal value of the Company’s ordinary shares such that, subject to the approval of Proposal 5, the Company’s authorized share capital will be divided into 60,000,000,000 ordinary shares with no nominal value, and to amend the Company’s Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.
To approve a reverse split of the Company ordinary shares, so that each six (6) ordinary shares of the Company with no nominal value, subject to the approval of Proposal 6, shall be recapitalized into one (1) ordinary share of the Company at a ratio of 1 share for every 6 shares, and to amend the Company Articles of Association accordingly

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.